
1 September 2006

RECEIVED

2006 OCT 16 P 3: 09

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel   0121 722 4000
Fax   0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax   44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA



06017418

Dear Sir/Madam

In reference to **File Number 082-02819,** the following Stock Exchange Announcement was released today:

'Holding(s) in Company'.

Yours faithfully

Michelle Woodall
Assistant Company Secretary

Encl.

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

SUPPL

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Announcement Body Information:

On 1 September 2006, Severn Trent Plc (the "Company") received notification under Part VI of the Companies Act 1985, that the shareholding of Barclays PLC in the Ordinary Shares of $65^{5/19}$p each of the Company had increased to 10,484,677 shares, representing 3.00% of the total issued share capital of that class.

www.severntrent.com